

SECURI' ISSION

07002811

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49000

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Greenhill & Co., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Park Avenue, 23rd Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

PROCESSED

MAR 1 2 2007

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold J. Rodriguez, Jr. **212-389-1500**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert F. Greenhill, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Greenhill & Co., LLC, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANA ROSALES
Notary Public, State of New York
No. 01RO6059690
Qualified in New York County
Commission Expires August 29, 2007

Notary Public

Signature

Chairman and CEO
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2006

Contents

ERNST & YOUNG

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Member of
Greenhill & Co., LLC

We have audited the accompanying statement of financial condition of Greenhill & Co., LLC (the "Company") as of December 31, 2006. This statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall presentation of the statement of financial condition. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Greenhill & Co., LLC at December 31, 2006, in conformity with U.S. generally accepted accounting principles.



February 21, 2007

Greenhill & Co., LLC

Statement of Financial Condition

December 31, 2006

Assets		
Cash and cash equivalents	$	5,900,803
Securities, at fair value		38,753,193
Financial advisory fees receivable		11,842,932
Due from affiliates		11,005,190
Other assets		112,371
Total assets	$	67,614,489
Liabilities and Member's Capital		
Compensation payable	$	26,192,855
Accounts payable and accrued expenses		2,219,447
Due to affiliates		3,769,221
Total liabilities		32,181,523
Member's capital		35,432,966
Total liabilities and member's capital	$	67,614,489

See accompanying notes to statement of financial condition.

Greenhill & Co., LLC

Notes to Statement of Financial Condition

December 31, 2006

Note 1 - Organization

Greenhill & Co., LLC ("G&Co" or the "Company"), a wholly-owned subsidiary of Greenhill & Co., Inc. ("Parent" or "Member"), is a registered broker-dealer under the Securities Exchange Act of 1934 and is registered with the National Association of Securities Dealers, Inc. The Company, a New York limited liability company, is engaged in the investment banking business providing financial advisory services to corporations, institutions and others in connection with mergers, acquisitions, divestitures, tender and exchange offers, leveraged buyouts, restructurings, recapitalizations and other extraordinary corporate transactions. The Company has offices in New York and Dallas.

G&Co is an affiliate of Greenhill & Co. International LLP ("GCI"). GCI has offices in the United Kingdom and Germany and is an authorized ISD Category D Corporate Finance Advisory Firm that is regulated by the Financial Services Authority ("FSA"). GCI is engaged in similar investment banking activities to those conducted by the Company in the United States.

G&Co is an affiliate of Greenhill & Co. Canada Ltd. ("GCL"), a Toronto based investment banking firm. GCL is engaged in similar investment banking activities to those conducted by the Company in the United States.

G&Co is an affiliate of Greenhill Capital Partners, LLC ("GCP LLC"). GCP LLC provides managerial and administrative services to affiliated partnerships which invest in private equity and is a registered investment advisor under the Investment Advisors Act of 1940 ("IAA").

G&Co is an affiliate of Greenhill Venture Partners, LLC ("GVP"). GVP provides investment advisory services to affiliated partnerships which invest in early growth stage companies in the tech-enabled and business information services industries. In 2007, GVP became a registered investment advisor under the IAA.

Note 2 - Summary of Significant Accounting Policies

Revenues

The Company recognizes advisory fee revenue when the services related to the underlying transactions are completed in accordance with the terms of its engagement letters. Retainer fees are recognized as advisory fee income over the period in which the related service is rendered.

The Company's clients reimburse certain expenses incurred by the Company in the conduct of financial advisory engagements. Expenses are reported net of such client reimbursements.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. At December 31, 2006, the carrying value of the Company's financial instruments, including cash equivalents, approximates fair value.

Securities

Securities represent auction rate securities held by the Company. Auction rate securities have legal maturities in excess of 20 years when issued, but have periodic interest rate resets. The Company has a highly diversified portfolio of AAA rated variable rate securities which generally provide liquidity at par every seven, twenty-eight or thirty-five days. At December 31, 2006, the carrying value approximated fair value.

Financial Advisory Fees Receivables

Receivables are stated net of an allowance for doubtful accounts. The estimate for the allowance for doubtful accounts is derived by the Company by utilizing past client transaction history and an assessment of the client's creditworthiness. The Company did not have any allowance for doubtful accounts outstanding at December 31, 2006.

Restricted Stock Units

During the year, the Parent issued restricted stock to employees, including certain Company employees. In accordance with FASB Statement No. 123(r), *Accounting for Stock-Based Compensation*, compensation cost is measured at the grant date based on the value of the award and is recognized over the vesting period. The Company's proportionate share of these expenses has been included in employee compensation and benefits.

Expense Allocations

Certain expenses are allocated among affiliates and the Company on an agreed-upon basis in accordance with an expense sharing arrangement. These expenses include occupancy and equipment rental, employee compensation, professional fees, communications and information services, as well as corporate overhead expenses including charges for fixed asset usage, insurance, and other various administrative costs.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and

accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Accounting Developments

On September 15, 2006 the FASB issued, FASB Statement No. 157 ("FAS 157") on fair value measurement. The standard provides guidance for using fair value to measure assets and liabilities. The standard also responds to investors' requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. The provisions of FAS 157 are effective for fiscal years beginning after November 17, 2007. The Company is currently evaluating whether FAS 157 will have an impact to the statement of financial condition.

Note 3 – Related Party Transactions

At December 31, 2006, the Company had receivables of $3.3 million from a non-interest bearing, open term loan to Greenhill Aviation Co., LLC, a wholly-owned subsidiary of the Parent. In addition, the Company had receivables relating to expense reimbursements of $3.3 million from Parent, $4.2 million from GCP LLC, $0.1 million from GVP, and $0.1 million from GCL. These receivables are included in due from affiliates in the statement of financial condition.

At December 31, 2006, the Company owed $3.8 million to GCI primarily relating to revenue sharing arrangements.

Note 4 - Income Taxes

The Company's Parent is a corporate taxpayer. The Company continues to be a limited liability company which is wholly owned by the Parent and, accordingly, is disregarded for income tax purposes.

Note 5 – Member's Capital

The Company makes periodic distributions subject to net capital requirements and working capital needs, to its Parent. The Parent also makes periodic capital contributions subject to working capital needs of the Company.

Note 6 - Retirement Plan

G&Co participates in a qualified defined contribution plan (the "Retirement Plan") sponsored by the Parent covering all eligible employees of the Company. Employees must be 21 years old to be eligible to participate. The Retirement Plan provides for both employee contributions in accordance with Section 401(k) of the Internal Revenue Code,

and an employer discretionary profit sharing contribution, subject to statutory limitations. Participants may contribute up to 50% of eligible compensation, as defined. G&Co provides matching contributions up to $1,000 per employee.

Note 7 - Commitments

The leases for the Company's primary office space are maintained by the Parent. Under an expense sharing arrangement, the Company records its allocated portion of the lease payments. The Company has entered into various operating leases for other office space and office equipment.

As of December 31, 2006, the approximate aggregate minimum future rental payments for the leases retained by the Company and its portion of the lease payments allocated by the Parent were as follows:

2007	$ 4,242,000
2008	4,128,000
2009	4,061,000
2010	2,316,000
2011	177,000
Thereafter	192,000
Total	$ 15,116,000

The Company is involved in certain legal proceedings incidental to the ordinary course of business. The Company does not believe any losses for such proceedings are material.

Note 8 - Regulatory Requirements

G&Co is subject to the Securities and Exchange Commission's Uniform Net Capital requirements under Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Rule requires G&Co to maintain a minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness, as defined. As of December 31, 2006, G&Co's net capital was $9.8 million, which exceeded its requirement by $7.6 million. G&Co's aggregate indebtedness to net capital ratio was 3.30 to 1.

Certain advances, distributions and other capital withdrawals are subject to certain notifications and restriction provisions of the Rule.

ERNST & YOUNG

- Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

- Phone: (212) 773-3000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

To the Member of
Greenhill & Co., LLC

In planning and performing our audit of the financial statements of Greenhill & Co., LLC (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of

financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives. However, we noted the following matter that we consider to be a material inadequacy as defined above. This matter was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company, for the year ended December 31, 2006, and this report does not affect our report thereon dated February 20, 2007. We noted that as of December 31, 2006 the Company did not record security haircut charges in their computation of net capital under SEC Rule 15c3-1. While this did not result in a net capital deficiency, it did materially affect the amount of reported net capital and excess net capital by the Company. The Company subsequently adjusted its procedures for computing net capital, to include security haircut charges.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 21, 2007

END